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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                            BRISTOL HOTELS & RESORTS
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

                            -----------------------

                                   110041100
                                 (CUSIP Number)

                                    BASS PLC
                               BASS AMERICA, INC.
                            BHR NORTH AMERICA, INC.
                      (Names of Persons Filing Statement)

                                PAUL R. KINGSLEY
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                            Tel. No.: (212) 450-4000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                               February 28, 2000
                    (Date of Event which Requires Filing of
                                this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

     Check the following box if a fee is being paid with this statement: [ ]

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                                   Page 1 of 9

                                  SCHEDULE 13D

CUSIP No.   110041100                                          Page 2 of 9 Pages
---------------------                                          -----------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BASS PLC

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

      3       SEC USE ONLY


      4       SOURCE OF FUNDS*

              OO

      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]


      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              UK

              NUMBER OF SHARES          7      SOLE VOTING POWER
         BENEFICIALLY OWNED BY EACH
            REPORTING PERSON WITH

                                        8      SHARED VOTING POWER

                                               8,779,065


                                        9      SOLE DISPOSITIVE POWER


                                       10      SHARED DISPOSITIVE POWER

                                               8,779,065

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,779,065

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                [ ]


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              49.6%

     14       TYPE OF REPORTING PERSON*

              CO

                                  SCHEDULE 13D

CUSIP No.   110041100                                          Page 2 of 9 Pages
---------------------                                          -----------------

      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BASS AMERICA, INC.

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

      3       SEC USE ONLY


      4       SOURCE OF FUNDS*

              OO

      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]


      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              DE

              NUMBER OF SHARES           7     SOLE VOTING POWER
         BENEFICIALLY OWNED BY EACH
            REPORTING PERSON WITH
                                         8     SHARED VOTING POWER

                                               1,713,629

                                         9     SOLE DISPOSITIVE POWER


                                        10     SHARED DISPOSITIVE POWER

                                               1,713,629

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,713,629


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.7%

     14       TYPE OF REPORTING PERSON*

              CO

                                  SCHEDULE 13D

CUSIP No.   110041100                                          Page 2 of 9 Pages
---------------------                                          -----------------


      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BHR NORTH AMERICA, INC.

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X}
                                                                         (b) [ ]

      3       SEC USE ONLY


      4       SOURCE OF FUNDS*

              AF

      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]


      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              DE

              NUMBER OF SHARES           7     SOLE VOTING POWER
         BENEFICIALLY OWNED BY EACH
            REPORTING PERSON WITH
                                         8     SHARED VOTING POWER

                                               7,065,436

                                         9     SOLE DISPOSITIVE POWER


                                        10     SHARED DISPOSITIVE POWER

                                               7,065,436

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,065,436

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              39.9%

     14       TYPE OF REPORTING PERSON*

              CO

     This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on November 9, 1998 by Bass America, Inc., a Delaware corporation ("BAI"), and Bass PLC, a public limited company organized under the laws of England and Wales ("Bass"), (BAI, BHR North America, Inc., a Delaware corporation ("BHRNA") and Bass together, the "Bass Entities" or the "Reporting Persons") relating to the shares (the "Shares") of Common Stock, $0.01 par value of Bristol Hotels & Resorts (the "Issuer").

     All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 13D.

     The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

     Item 2.   Identity and Background.

     Item 2 is amended by inserting the following paragraphs immediately after the fourth paragraph thereof:

               "The address of the principal business and principal office of BHRNA is Three Ravinia Drive, Suite 2900, Atlanta, Georgia 30346. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of BHRNA is set forth on Schedule C.

               BHRNA is a recently formed corporation established for the purpose of consummating the business combination with the Issuer described below."

     Item 2 is further amended by deleting the fifth paragraph thereof and inserting in lieu thereof the following:

               "During the last five years, none of the Reporting Persons, nor any other person controlling, controlled by or under common control with the Reporting Persons, nor, to the best of each of their knowledge, any of the persons listed on Schedules A, B and C attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

     Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended by adding the following paragraph immediately following the final paragraph thereof:

               "Bass will fund the acquisition contemplated by the Merger Agreement described below from internally generated funds as well as from the issuance of commercial paper by Bass Finance (C.I.) Limited, a wholly-owned subsidiary of Bass ("Bass Finance") under the Bass Finance $1.250 billion commercial paper facility guaranteed by Bass."

     Item 4.  Purpose of Transaction.

     Item 4 is amended by inserting the following paragraphs after the final paragraph thereof:

               "On February 28, 2000, Bass, BHRNA, and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). The merger agreement contemplates an acquisition of the Issuer by Bass (the "Acquisition") at a price of $9.50 per share in cash, which will be effected by (i) a tender offer (the "Offer") by BHRNA for all of the issued and outstanding shares of the Issuer's common stock (other than the Shares owned by BAI), and (ii) a merger of BHRNA with and into the Issuer (the "Merger"). The joint press release announcing the transaction is attached at Exhibit
          4. The Merger Agreement is attached as Exhibit 5.

               On February 28, 2000, Bass, BHRNA and United/Harvey Holdings, L.P., a Delaware limited partnership ("Holdings") entered into a Stockholder Agreement (the "Holdings Agreement"). Holdings currently owns 7,065,436 Shares representing 39.9% of the outstanding Shares. Pursuant to the Holdings Agreement, on the terms set forth therein, Holdings has agreed to tender its Shares in the Offer and to vote in favor of the Merger Agreement and the Merger at any meeting of the Issuer's stockholders called for that purpose. In addition, Holdings has granted BHRNA a proxy to vote Holdings' Shares in favor of the Merger Agreement and the Merger. The Holdings Agreement is attached as Exhibit 6.

               In connection with the Merger Agreement, BAI entered into a Contribution Agreement, dated as of February 27, 2000 (the "Contribution Agreement"), by and among BAI, FelCor Lodging Limited Partnership, a Delaware limited partnership ("FLLP"), and FelCor Lodging Trust, Inc., a Maryland corporation and real estate investment trust ("FelCor"). Prior to the consummation of the transactions contemplated by the Contribution Agreement, BAI and its affiliates owned 14.2% of the issued and outstanding shares of FelCor. Due to the tax attribution rules relating to real estate investment trusts such as the FelCor, Bass could not acquire more than 10% of the outstanding equity interests of the Issuer while owning more than 10% of the outstanding shares of FelCor without jeopardizing the status of the FelCor as a qualifying real estate investment trust. As a result, under the Stockholders Agreement, the acquisition of additional Shares by BAI or its affiliates requires the consent of FelCor. In connection with the granting of this consent, BAI, FelCor and FLLP entered into the Contribution Agreement.

               Pursuant to the Contribution Agreement, BAI contributed 4,713,185 shares (the "Contributed Shares") of FelCor common stock to FLLP in exchange for 4,713,185 units of limited partner interest in FLLP. As a result of the transfer, the Bass entities reduced their ownership of common stock in FelCor from approximately 14.2% to approximately 8.1%.

     Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended by amending and restating such Item in its entirety as follows:

               "(a)(i) For the purpose of Rule 13d-3 promulgated under the Exchange Act, BHRNA beneficially owns 7,065,436 shares of Common Stock, representing approximately 9.7% of the outstanding Common Stock;

               (a)(ii) For the purpose of Rule 13d-3 promulgated under the Exchange Act, BAI beneficially owns 1,713,629 shares of Common Stock, representing approximately 9.7% of the outstanding Common Stock; and

               (a)(iii) Bass, the indirect parent of BAI and BHRNA, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 8,779,065 shares of Common Stock, representing approximately 49.6% of the outstanding Common Stock, pursuant to the Holdings Agreement.

               Except as set forth in this Item 5(a), none of the Reporting Persons, nor any other person controlling, controlled, by or under common control with, the Reporting Persons, nor, to the best of their knowledge, any persons named in Schedules A, B and C hereto owns beneficially any Common Stock.

               (b)(i) BAI has shared power to vote and to dispose of 1,713,629 Shares.

               (b)(ii) BHRNA has shared power to direct the voting of 7,065,436 Shares.

               (b)(iii) Bass has shared power to vote or direct the voting of 8,779,063 Shares and the power to dispose of 1,713,629 Shares.

               (c)      None other than the transactions described in Item 4.

               (d)      Inapplicable.

               (e)      Inapplicable."

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended by adding the following paragraphs immediately after the final paragraph thereof:

               "On February 28, 2000, Bass, BHRNA, and the Issuer entered into Merger Agreement described in Item 4 above.

               On February 28, 2000, Bass, BHRNA and Holdings entered into the Holdings Agreement described in Item 4 above.

               In connection with the Merger Agreement, the Board of Directors of the Issuer has consented to the acquisition of Shares by Purchaser and its affiliates pursuant to the Offer for purposes of Section 4.2 of the Stockholders Agreement and Article Seventh of the Issuer's Certificate of Incorporation."

     Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended by adding by inserting the following language at the end thereof:

     "Exhibit 4:    Press release, dated February 28, 2000.

      Exhibit 5: Agreement and Plan of Merger, dated as of February 28, 2000, by and among Bass, BHRNA and the Issuer.

      Exhibit 6: Stockholder Agreement, dated as of February 28, 2000, by and among Bass, BHRNA and Holdings.

      Exhibit 7:    Power of Attorney, dated February 28, 2000.

      Exhibit 8:    Power of Attorney, dated February 28, 2000."

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: February 29, 2000



                                               BASS AMERICA, INC.


                                               By: /s/ Julian A. Fortuna
                                                  ------------------------------
                                                  Name:  Julian A. Fortuna
                                                  Title: Attorney-in-fact


                                               BHR NORTH AMERICA, INC.


                                               By: /s/ James L. Kacena
                                                  ------------------------------
                                                  James L. Kacena
                                                  Name:  James L. Kacena
                                                  Title: Vice President


                                               BASS PLC


                                               By: /s/ Andrew E. Macfarlane
                                                  -----------------------------
                                                  Name:  Andrew E. Macfarlane
                                                  Title: Attorney-in-fact

                                                                      SCHEDULE C


                   DIRECTORS AND EXECUTIVE OFFICERS OF BHRNA

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of BHRNA are set forth below. If no business address is given the director's or officer's business address is Three Ravinia Drive, Suite 2900, Atlanta, Georgia 30346. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to BHRNA. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.


                                                              Present Principal Occupation Including Name and
           Name and Business Address                                      Aderess(1) of Employer
------------------------------------------------------- -------------------------------------------------------------
Directors
Thomas Arasi..........................................  Director and President; President of Bass Hotels &
                                                        Resorts, The Americas.

Robert J. Chitty......................................  Director Vice President and Treasurer; Vice President,
                                                        Tax and Treasury, of Bass Hotels & Resorts, Inc.

Robert D. Hill........................................  Director Executive Vice President, General Counsel and
                                                        Secretary of Bass Hotels & Resorts, Inc.

James L. Kacena.......................................  Director, Vice President and Secretary; Vice President and
                                                        General Counsel, Development and Asset Management of
                                                        Bass Hotels & Resorts, Inc.

W. Douglas Lewis......................................  Director; President and Chief and Executive Officer of
                                                        Bass Hotels & Resorts, Inc.

John T. Sweetwood.....................................  Director and Vice President; President, Mid-Scale Hotels,
                                                        North America, of Bass Hotels & Resorts, Inc.

                                                              Present Principal Occupation Including Name and
           Name and Business Address                                      Aderess(2) of Employer
------------------------------------------------------- -------------------------------------------------------------
Executive Officers
(Who Are Not Directors)

Richard L. Solomons..................................   Vice President; Senior Vice President of Bass Hotels &
                                                        Resorts, Inc. (British citizen).

Michael Corr.........................................   Vice President; Vice President of Bass Hotels & Resorts,
                                                        Inc.

--------
1 Same address as director's or officer's business address except where indicated.

2 Same address as director's or officer's business address except where indicated.